

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2025

Wallace Lee
Chief Financial Officer
Bon Natural Life Limited
Room 601, Block C, Gazelle Valley , No.69, Jinye Road
High-Tech Zone , Xi'an , Shaanxi, China
People's Republic of China

      Re: Bon Natural Life Limited
           Form 20-F for Fiscal Year Ended September 30, 2024
           File No. 001-40517

Dear Wallace Lee:

    We have reviewed your filing and have the following comment.

    Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended September 30, 2024
Item 3. Key Information
Holding Foreign Companies Accountable Act, page 3

1.   We note your disclosure on page 3 that "[yo]ur auditor, located in China, is subject to the 2021 Determination Report" appears to conflict with your disclosure on the same page stating your auditor "is a U.S.-based accounting firm that is registered with the PCAOB" and "was not subject to the 2021 Determination Report." Please revise to reconcile your disclosure or otherwise advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tara Harkins at 202-551-3639 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences